Exhibit 99.1

NOT FOR DISTRIBUTION OR RELEASE, DIRECTLY OR INDIRECTLY, IN OR TO U.S. NEWS WIRE SERVICES OR INTO THE UNITED STATES, AUSTRALIA, CANADA OR JAPAN OR ANY OTHER JURISDICTION IN WHICH THE DISTRIBUTION OR RELEASE WOULD BE UNLAWFUL.

Pacific Drilling S.A. Announces $300 Million Private Offering of

Senior Unsecured Notes due 2015

LUXEMBOURG (February 5, 2012) — Pacific Drilling S.A. (NYSE: PACD) (NOTC: PDSA) announced today that it intends to offer, subject to market and other conditions, $300 million in aggregate principal amount of senior unsecured U.S. dollar denominated notes due in 2015 for sale in a private placement in the international bond market to eligible purchasers. The net proceeds from the bonds shall be employed for company growth, working capital and general corporate requirements.

The securities to be offered have not been registered under the Securities Act of 1933, as amended (the “Securities Act”), or any state securities laws, and unless so registered, the securities may not be offered or sold in the United States or to, or for the account or benefit of, U.S. persons except pursuant to an exemption from, or in a transaction not subject to, the registration requirements of the Securities Act and applicable state securities laws. Pacific Drilling plans to offer and sell the notes only to non-U.S. persons in transactions outside the United States pursuant to Regulation S under the Securities Act and to qualified institutional investors (or QIBs) as defined in Rule 144A of the Securities Act.

This press release shall not constitute an offer to sell, or the solicitation of an offer to buy, any of these securities, nor shall there be any sale of these securities in any state in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of such states.

This press release includes statements regarding this private placement that may constitute forward-looking statements within the meaning of the federal securities laws. These forward-looking statements involve certain risks and uncertainties, including, among others, the Company’s business plans may change as circumstances warrant and the private placement of senior unsecured notes may not ultimately be completed because of general market conditions or other factors. Such forward-looking statements are subject to a variety of known and unknown risks, uncertainties, and other factors that are difficult to predict and many of which are beyond management’s control. Factors that can affect future results are discussed in Pacific Drilling’s filings with the Securities and Exchange Commission. Pacific Drilling undertakes no obligation to update or revise any forward-looking statement to reflect new information or events.